July 10, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A
Dear Mr. Reynolds:
On behalf of National Beverage Corp. (the “Company”), set forth below is our response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 7, 2009. The Company’s responses below supplement the responses provided by the Company in its April 27, 2009 response letter to the Staff (the “April 27, 2009 Response Letter”).
In responding to the Staff’s comments, we have, for convenience, set forth your inquiries in full, followed by our responses.
Executive Compensation and Other Information, page 6
1.	We note your response to prior comment one from our letter dated February 9, 2009 and reissue that comment. We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please amend the Form 10-K to present any compensation awarded to, earned by, or paid to, your named executive officers including any compensation that is paid to them indirectly through third parties, in the Executive Compensation section, including but not limited to the Summary Compensation table. (emphasis added) See Item 402(a)(2) of Regulation S-K.
Response:
The Company respectfully submits to the Staff that an amendment to its Form 10-K is not necessary to ensure full disclosure to investors or appropriate under the circumstances and that the Company should be permitted to reflect the disclosure changes discussed below in future proxy statement filings, commencing with its proxy statement for its 2009 Annual

Shareholders Meeting, which the Company expects to mail in August 2009. As discussed in the Company’s April 27, 2009 Response Letter, the Company does not believe that the Form 10-K was materially deficient because the aggregate amount paid by the Company to Corporate Management Advisors, Inc. (the “Management Company”), the entity that provided the management services of Mr. Caporella and Mr. Bracken, over the prior three-year period, was disclosed in both the proxy statement as well as the footnotes to the Company’s audited financial statements included in its Form 10-K. The Company entered into its present management agreement with the Management Company effective January 1, 1992 and has fully disclosed all aspects of the agreement since that time, which disclosure was reviewed and commented on by the Staff in November 2004. Moreover, the Company’s Summary Compensation Table presentation, which cross-referenced the Company’s “Certain Relationships and Related Party Transaction” disclosure, was requested by the Staff as part of such review (see footnote 1 to the Company’s April 27, 2009 Response Letter). While the Company acknowledges that the Commission adopted amendments to its executive compensation disclosure rules in 2006, these rule amendments did not expressly mandate the change in disclosure now requested by the Staff and did not expressly overturn the Staff’s informal guidance on this issue, currently codified in C&DI 217.08, which was updated as recently as July 3, 2008 and on which the Company relied. For the 15 year period from 1993 to 2008, the fees paid to the Management Company have increased by an average of 4.7% per year, which includes all cost increases, compensation and operational expense increases and member incentive programs. During this period, all requirements relative to executive compensation and affiliated transaction disclosure have been followed, including the guidance given to the Company as part of Staff’s 2004 and 2007 reviews of the Company’s filings. Accordingly, the Company respectfully reiterates its request that the Company be permitted to reflect the disclosure changes discussed below in its next proxy statement which it expects to mail in August 2009.

2.	We note that in your letter dated April 27, 2009 you provide draft disclosure of your Summary Compensation Table which presents fees paid to a Management Company controlled by Mr. Caporella in a footnote but does not present his compensation in the table itself. Please revise to present the compensation earned by Mr. Caporella in the Summary Compensation table.
Response:
As discussed in its April 27, 2009 Response Letter, the Company did not include cash compensation for Mr. Caporella in the Summary Compensation Table because he received no cash compensation from the Company. As noted above, his services, along with those of Mr. Bracken, are provided to the Company by the Management Company. In its proxy statement, the Company disclosed that the Management Company provides “(i) senior corporate functions (including supervision of the Company’s financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction.” The management agreement further provides that the Management Company will receive an annual base fee from the Company equal to one percent of the consolidated net sales of the Company. In order to fulfill its obligations under the management agreement, the Management Company employs numerous individuals in addition to Mr. Caporella and Mr. Bracken, whom, acting as a unit, provide the management and administrative functions for the Company. The management agreement specifically provides that the Management Company, not the Company, is responsible for the compensation of Mr. Caporella, Mr. Bracken and the other personnel provided. Because of the multitude of services provided by the Management Company, it is not possible for the Company to attribute a specific amount for compensation provided for the services of the chief executive officer, Mr. Caporella, or for the services of other personnel provided. The intention of the Company’s Board of Directors at the time of the execution of the management agreement included an incentive for acquisition growth and the supply of creative design and innovative beverage development, plus an incentive for above average-outstanding operational performance which would increase shareholder value. Although the superior performance is self evident and awards for soft drink innovations have been received, no incentive payment was ever accepted by the Management Company relative to its performance. While Mr. Caporella is the owner of the Management Company, it would be misleading to characterize the annual base fee paid by the Company to the Management Company as “compensation” from the Company to Mr. Caporella. The Company submits that this disclosure is similar to the disclosure provided by many REIT’s which disclose that their executive officers are compensated by affiliated advisors and include a description of the fees paid by the REIT to such advisors in the related party transactions section with a cross reference from the discussion of executive compensation to the related party transactions section. The varied, multi-faceted services provided by members of the Management Company are not dissimilar to those of the REIT advisors-executives. Also, the payment of management fees based on a determinable financial factor (i.e. % of revenues vs. % of assets) is also similar to the REIT situation.
Accordingly, the Company continues to believe that it is preferable to include a descriptive footnote to the Summary Compensation Table rather than setting forth the management fee as compensation to Mr. Caporella on the face of the table, which would be erroneous and misleading. As discussed with the Staff, an additional concern of the Company’s is that, as a practical matter, the reader is less likely to read the related footnote if there is a dollar amount on the table, and accordingly, will not realize the nature and scope of the management fee and possibly not understand that the management fee disclosed in “Certain Relationships and Related Party Translations” includes the compensation set forth on face of the table. The Company understands, however, that the Staff objects to the Company’s proposed presentation because they believe that placing only a footnote reference on the face of the compensation table may cause a reader to incorrectly conclude that Mr. Caporella and Mr. Bracken receive no compensation. To address the Staff’s concern and further emphasize the management fee paid and contractual commitments of the Management Company, the Company proposes to modify its 2009 Summary Compensation Table as set forth on the attached Exhibit A. The Company believes that this presentation will further emphasize the uniqueness and financial implications of the management agreement and is the most meaningful disclosure under these circumstances.
* * * *
If you have any questions with respect to the foregoing responses, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance

EXHIBIT A
SUMMARY COMPENSATION TABLE
     The following table sets forth information concerning compensation awarded to, earned by or paid to Executive Officers for services rendered during the past three fiscal years.

				Option		All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)(2)		Compensation ($)	Total ($)

Corporate Management Advisors, Inc. (CMA),	(See “Certain Relationships and Related Party Transactions”)

pursuant to a management agreement, provides
the services of and compensates the following
two Executive Officers (1). The information	2009
reflected presents the aggregate consideration	2008	—	—	7,281	(3)	5,660,063 (1)	5,667,344 (1)
received by CMA from the Company under that	2007	—	—	8,530	(3)	5,391,257 (1)	5,399,787 (1)
agreement.

Nick A. Caporella (1)	2009
Chairman and Chief Executive Officer	2008	—	—	—		(1)	(1)
	2007	—	—	—		(1)	(1)

George R. Bracken (1)	2009
Senior Vice President – Finance	2008	—	—	—		(1)	(1)
	2007	—	—	—		(1)	(1)

Joseph G. Caporella	2009
President	2008	400,000	301,226	56,700		6,465	764,391
	2007	375,000	289,976	55,108		6,526	726,610

Dean A. McCoy	2009
Senior Vice President and	2008	170,000	47,000	10,593		5,985	233,578
Chief Accounting Officer	2007	160,000	33,000	10,593		6,046	209,639

Edward F. Knecht	2009
Executive Vice President –	2008	152,300	95,055	11,746		885	259,986
Procurement	2007	152,300	102,788	11,826		946	267,860

(1)	Mr. Nick A. Caporella, our Chairman of the Board and Chief Executive Officer and Mr. George R. Bracken, our Senior Vice President - Finance, do not receive any cash compensation from the Company as their services are provided to us through Corporate Management Advisors, Inc. (the “Management Company” or “CMA”). As described above in “Compensation Discussion and Analysis” and below in “Certain Relationships and Related Party Transactions,” we pay an annual base management fee equal to one percent of our consolidated net sales for the services that CMA provided to us, which include, among other things, the services of Mr. Nick Caporella and Mr. Bracken, as well as other senior corporate personnel who are not required to be included in the presentation above, and supervision of the Company’s financial, legal, executive recruitment, internal audit and management information systems. The amounts set forth under the caption All Other Compensation represent the management fees paid by us to the Management Company for the respective fiscal years.

(2)	Amounts represent the compensation expense recognized for the applicable fiscal year, computed in accordance with SFAS 123R. See Note 8 to the Financial Statements included in the Company’s Annual Report on Form 10-K for additional information regarding the assumptions utilized.

(3)	Amounts represent compensation expense with respect to option awards held by Mr. Bracken.

Note: Compensation amounts for Fiscal Year 2009 will be included when filed.